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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-50938
CUSIP NUMBER 31659U 30 0

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Fieldstone Investment Corporation
Full Name of Registrant

Former Name if Applicable

11000 Broken Land Parkway, Suite 600
Address of Principal Executive Office (Street and Number)

Columbia, MD 21044
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

As previously announced on April 3, 2006, Fieldstone Investment Corporation (the “Company”) has determined that it will restate its financial statements for 2003 and 2004 and for the first three quarters of 2005 to correct accounting errors related to the timing of recognition of income tax paid by Fieldstone Mortgage Company (“Fieldstone Mortgage”)  related to Fieldstone Mortgage’s sale of loans to the Company in the fourth quarter of 2003 and the second quarter of  2005.  Fieldstone Mortgage is a wholly owned subsidiary of the Company.

The Audit Committee of the Company discussed these restatements with Deloitte & Touche LLP, the Company’s independent auditors, and the Company will include the restated results for the fiscal years ended December 31, 2003 and 2004 and for the first three quarters of 2005 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (“2005 Form 10-K”).  Investors should no longer rely on the 2003 and 2004 financial statements and the associated auditor’s reports currently on file with the SEC in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as amended, or on the unaudited financial statements in the Company’s Form 10-Qs for 2005.

As a result of the restatement, the Company will be unable to file its 2005 Form 10-K in a timely fashion.  The Company expects that it will file its 2005 Form 10-K on or before April 17, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Cynthia L. Harkness	410	772-5108
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company has determined that it will restate its consolidated financial statements for the 2003 and 2004 fiscal years and for the first three quarters of 2005 to correct accounting errors related to the timing of recognition of income tax paid by Fieldstone Mortgage related to Fieldstone Mortgage’s sale of loans to the Company in the fourth quarter of 2003 and the second quarter of  2005.

As of September 30, 2005, the Company’s reported stockholders’ equity will increase by $1.7 million as a result of the accounting corrections for these loan sales.  To correct the accounting errors, the Company will (i) include a deferred tax asset for the income tax paid by Fieldstone Mortgage, with an offsetting reduction to income tax provision, during the periods of the sales and (ii) amortize the deferred tax expense during the subsequent periods in which any portion of  the loans are outstanding.  The Company will file its corrected financial statements with its 2005 Form 10-K.

The cumulative net increase in stockholders’ equity as of September 30, 2005 of approximately $1.7 million, or 0.3% of stockholders’ equity, is comprised of an increase of approximately $3.7 million in the Company’s net income in 2003, due to a deferral of recognition of tax expense in 2003, and a decrease of approximately $2.0 million in net income in 2004, due to the recognition of a portion of the deferred tax expenses.

Below is a summary of the significant effects of the restatement on the consolidated statements of operations  (in thousands) for the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2005 and for each of the first three quarters of 2005:

	2003 As Previously Reported	2003 As Restated	2004 As Previously Reported	2004 As Restated
Income before income taxes	$45,216	$45,216	$69,530	$69,530
Provision for income tax (expense) benefit	2,616	6,327	(3,966)	(5,934)
Net Income	$47,832	$51,543	$65,564	$63,596

	2005 1Q As Previously Reported	2005 1Q As Restated	2005 2Q As Previously Reported	2005 2Q As Restated	2005 3Q As Previously Reported	2005 3Q As Restated	‘05 9 mos As Previously Reported	‘05 9mos As Restated
Income before income taxes	$41,163	$41,163	$25,809	$25,809	$26,423	$26,423	$93,395	$93,395
Provision for income tax (expense) benefit	941	591	(2,734)	(1,983)	(2,999)	(3,398)	(4,792)	(4,790)
Net Income	$42,104	$41,754	$23,075	$23,826	$23,424	$23,025	$88,603	$88,605

*     *     *

Certain matters discussed in this notification may constitute “forward-looking statements” within the meaning of the federal securities laws, including, but not limited to, the expected impact of the Company’s accounting adjustment on its reported net income for the nine months ended September 30, 2005 and for the first three quarters of 2005.  These statements are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Actual results and the timing of certain events may differ materially from those indicated by such forward-looking statements due to a variety of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, including but not limited to (i) the final determination by the Company of the magnitude of the accounting adjustments described in this notification, (ii) the discovery of other errors in the Company’s financial statements, which could result in further adjustments, (iii) the completion of the restatement process and the implementation of process improvements to address weaknesses in the Company’s internal controls over financial reporting and (iv) other risks and uncertainties outlined in the Company’s periodic reports filed with the SEC. These statements are made as of the date of this notification, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Fieldstone Investment Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2006	By	/s/ Michael J. Sonnenfeld
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).